SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2013

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425-070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

Gafisa

Grandes ideias para viver bem

EARNINGS RELEASE | 1Q13

GAFISA GROUP REPORTS RESULTS FOR 1Q13

--- Launches reached R$ 308 million ---

--- Consolidated pre-sales totaled R$218 million and gross sales reached R$700 million in 1Q13 ---

IR Contact Info

Luciana Doria Wilson

Stella Hae Young Hong

Email: ri@gafisa.com.br

IR Website:

www.gafisa.com.br/ir

1Q13 Earnings Results Conference Call

May 13, 2013

> 10am US EST

In English (simultaneous translation from Portuguese)

+ 1-516-300-1066 US EST

Code: Gafisa

> 11am Brasilia Time

In Portuguese

Phones:

+55-11-3728-5971

+55-11-3127-4971 (Brazil)

Code: Gafisa

Replay:

+55-11-3127-4999 (EUA)

Code: 22902976

+55-11-3127-4999 (Brazil)

Code: 52705154

Webcast: www.gafisa.com.br/ir

Shares

GFSA3– Bovespa

GFA – NYSE

Total Outstanding Shares:

432,137,739[1]

Average daily trading volume (90 days2): R$59.3 million

1)      Including 599,486 treasury shares

2)      Up March 31, 2013

FOR IMMEDIATE RELEASE - São Paulo, May 10, 2013 – Gafisa S.A. (Bovespa: GFSA3; NYSE: GFA), Brazil’s leading diversified national homebuilder, today reported financial results for the first quarter ended March 31, 2013.

Duilio Calciolari, Chief Executive Officer, said: “Market conditions were stable in the first quarter and results are in keeping with seasonally lower activity. The high volume of deliveries in the second half of 2012 resulted in increased first quarter sales cancellations, however we are making steady progress on the resale of these units to qualified customers. Inventory sales represented 65% of total sales as we continue to focus on inventory reduction initiatives. Cash generation was impacted by lower launch volumes and expenditures linked to land bank acquisition.”

“Our focus in 2013 is on profitable growth in order to capture the full potential of the Gafisa Group’s new operating structure. Accordingly, the relaunch of the Tenda brand under a new business model is proceeding in line with plan. Two projects were launched in São Paulo and Salvador in the first quarter, with sales contingent upon the transfer of mortgages to financial institutions. The brand’s relaunch forms part of the Company’s reinvestment strategy that will expand medium and long-term profitability. Results continue to be impacted by the resolution of Gafisa segment legacy projects launched in non-core markets and the majority of the remaining Tenda projects.

CONSOLIDATED FINANCIAL RESULTS

▲ Revenue for the first quarter of 2013, recognized by the “PoC” method, decreased 20% year-over-year to R$669 million. Cost of goods sold (COGS) decreased 22% to R$510 million. Gross profit was R$158 million, compared to R$177 million in 1Q12. Gross margin increased to 24%, or 32% excluding the impact of the Tenda business, from 21% and 29%, respectively, in the prior-year period.

▲ Adjusted EBITDA was R$68 million in 1Q13, compared to R$100 million in 1Q12. Adjusted EBITDA for the Gafisa and Alphaville brands totaled R$45 million and R$48 million, respectively, while Tenda´s adjusted EBITDA was negative R$25 million in 1Q13. The adjusted EBITDA margin was 10% or 18% ex-Tenda, compared to 12% and 21%, respectively, in 1Q12.

▲ Net financial expenses totaled R$56 million, a 12% increase compared to the previous year.

▲ Net loss was R$55 million, compared to the previous year’s net loss of R$32 million.

▲ The Company’s key balance sheet metrics remain solid. Cash and cash equivalents were R$1.44 billion at the end of the quarter. Operational cash flow was positive at R$122 million in 1Q13, resulting in cash burn of R$89 million. On a pro forma basis, consolidated cash generation (cash burn) was positive at R$20 million.

▲ Total debt was stable year-over-year at R$3.93 billion at March 31, 2013, compared to R$3.94 billion a year earlier. Net debt decreased to R$2.49 billion at March 31, 2013, compared to R$3.09 billion a year earlier. The Company`s cash position improved to R$1.44 billion from R$847 million balance at the close of March 31, 2012.

▲ Leverage, as measured by net debt/shareholders' equity, was 0.94x at March 31, 2013, compared to 0.89x at December 31, 2012 and decreased to 1.14x at March 31, 2012. Excluding project finance, the net debt/equity ratio was 19%, compared to 20% in 4Q12 and 50% in 1Q12.

CONSOLIDATED OPERATING RESULTS

▲ First-quarter 2013 launches totaled R$308 million, a 34% decrease compared to 1Q12. The result represents 10% of the mid-point of full-year launch guidance of R$ 2.7 to R$ 3.3 billion and is broadly in keeping with the proportion of full-year launches historically occurring in the first quarter.

▲ The Tenda brand was relaunched under its new business model and accounted for 37% of launches.

▲ Consolidated net pre-sales totaled R$218 million, a 47% decline compared to 1Q12 due to dissolutions in the Gafisa segment. Sales from launches represented 35% of the total, while sales from inventory comprised the remaining 65%.

▲ Tenda’s sales of launches reached R$ 13.7 million.

▲ Consolidated sales over supply reached 5.9%, compared to 10.4% in 1Q12, reflecting the concentration of inventory in pre-sales. Excluding the Tenda brand, first-quarter sales over supply was 7.2%, compared to 25.1% in 4Q12 and 16.1% in 1Q12. The consolidated sales speed of launches in 1Q13 reached 25%.

▲ Consolidated inventory at market value declined R$119 million to R$ 3.5 billion on a sequential basis. In 1Q13, concluded units totaled R$717 million.

▲ Gafisa Group delivered 9 projects/phases encompassing 1,300 units during the first quarter, a 79% decrease compared to 1Q12.

Note: In accordance with new accounting standards for homebuilders on the consolidation method for shared control projects released by the CPC (Brazilian accounting committee), the Company’s individual and consolidated financial statements as of January 1, 2013 incorporate new pronouncements and interpretations. For comparison purposes, the consolidated financial statements for the quarters ended March 31, 2012 and December 31, 2012 were reclassified to reflect this change. The main impacts occurred in net revenue, costs, gross income, financial income and equity.

INDEX

Recent Events	04
Gafisa Group Key Numbers	07
Consolidated Numbers for the Gafisa Group	08
Gafisa Segment	09
Alphaville Segment	11
Tenda Segment	13
Income Statement	16
Revenues	16
Gross Profit	17
Selling, General and Administrative Expenses	17
EBITDA	18
Net Income	18
Backlog of Revenues and Results	19
Balance Sheet	20
Cash and Cash Equivalents	20
Accounts Receivable	20
Inventory	20
Liquidity	21
Covenant Ratios	21
Provisions	22
Outlook	23
Group Gafisa Consolidated Income Statement	24
Group Gafisa Consolidated Balance Sheet	25
Cash Flow	26
Glossary	33

RECENT EVENTS

 Consolidated Free Cash Generation Impacted by New Industry Accounting Rules

Chart 1. Cash Generation (Cash burn) (3Q10 – 1Q13) Nota: 1) Cash Burn de R$20 milhões no critério anterior para efeito de comparação.

Consolidated operational cash flow was R$122 million in the quarter. Consolidated cash generation (cash burn) was negative at R$89 million and was impacted by the adoption of new accounting rules on the consolidation method for shared control projects. The new accounting standards are reflected in both individual and consolidated financial statements as of March 31, 2013. Their adoption resulted in the restatement of 2012 interim results and changes to some balance sheet items. On a pro forma basis, consolidated cash generation (cash burn) was positive at R$20 million.

Unit Deliveries

Chart 2. Delivered units (2010 – 1Q13)

Gafisa Group delivered 9 projects/phases encompassing 1,300 units during the first quarter, a 79% decrease compared to 1Q12 due to the lower volume of sites under construction at the Tenda business. See the accompanying chart for detailed information.

Status on Alphaville Acquisition

The arbitration has been submitted to the Brazil-Canada Chamber of Conciliation and Arbitration as prescribed in the Investment Agreement. To recap, according to the terms of the agreement between Gafisa and Alphapar when Gafisa acquired control of Alphaville in 2006, as the Parties did not reach an agreement on the acquisition of the remaining 20% stake in Alphaville, the process was submitted to arbitration on an exclusive and final basis.

Analysis of Strategic Options for the Alphaville Business

In September 2012, the Company disclosed in a material fact that it has initiated an analysis of strategic options for the Alphaville business. It believes that the value of Alphaville is not reflected in the current valuation of Gafisa by the market. Strategic options include an IPO of its controlled company Alphaville Urbanismo S.A. (“Alphaville”), the sale of a stake in the business or the maintenance of the current status. Gafisa continues to analyze strategic options for Alphaville that will maximize value for Gafisa shareholders in the long run and will inform the market as soon as possible once a decision has been made.

4

RECENT EVENTS

Impact of New Industry Accounting Standards on the Group’s Consolidated Financial Statements

Commencing 2013, the Company has adopted new accounting rules for Brazilian homebuilders on the consolidation method of control of shared projects published by the Accounting Pronouncements Committee - CPC 19 (R2) - "Business Combination".

Beginning January 1, 2013, jointly controlled entities are consolidated by the equity method, instead of the proportional method. As a result, the Company consolidates jointly controlled entities in the consolidated interim statements.

The new rules, which align with international standards, are reflected in Gafisa’s individual and consolidated interim statements for March 31, 2013. Thus, for comparison purposes, the consolidated financial statements for the quarters ended March 31, 2012 and December 31, 2012 were reclassified to reflect this change. The main impacts occurred in net revenue, costs, gross financial result and equity. The table below shows pro-forma results and the impact on 1Q13 balances.

Table 1. Balance Sheet (1Q13)

	Pro-forma 1Q13 (A)	Effective Data 1Q13 (B)	(A) – (B) = (C)[1]	(C) / (B)
Current Assets	6.911.643	6.170.781	(740.862)	-12%
Long term assets	1.498.054	1.469.754	(28.300)	-2%
Investments	314.976	889.839	574.862	65%
Total Assets	8.724.673	8.530.374	(194.299)	-2%
Current liabilities	2.701.352	2.598.830	(102.523)	-4%
Long-term liabilities	3.382.278	3.287.001	(95.276)	-3%
Total Liabilities	6.083.630	5.885.831	(197.799)	-3%
Shareholders’ Equity	2.641.043	2.644.543	3.499	0%
Total Liabilities and Equity	8.724.673	8.530.374	(194.300)	-2%
Project Financing SFH	982.980	790.881	(192.098)	-24%
Debentures - FGTS	1.190.382	1.190.382	-	0%
Debentures - Working Capital	584.426	584.426	-	0%
Working Capital	1.146.952	1.146.952	-	0%
Investors Obligations	216.000	216.000	-	0%
Total Debt	4.120.740	3.928.641	(192.098)	-5%
Cash and Cash Equivalent	1.582.167	1.443.643	(138.523)	-10%
Net Debt	2.538.573	2.484.998	(53.575)	-2%
Cash Generation (Burn)	20.191	(88.984)	(109.175)	nm
Net Debt/Equity	96%	94%	2%	nm

Note: 1. The Company will adopt CPCs 19 (R2) and 36 (R3) retrospectively (adjusting the comparative balances for 2012).

Table 2. Income Statement (1Q13)

	Pro-forma 1Q13 (A)	Effective Data 1Q13 (B)	(A) – (B) = (C)[1]	(C) / (D)
Net Operating Revenues	718.927	668.591	(50.336)	-8%
Operating Costs	(542.187)	(510.315)	31.872	5%
Gross Profit	176.740	158.276	(18.464)	-3%
Gross Margin	24,6%	23,7%	-0,9%	0%
Operating Expenses	(162.049)	(161.643)	406	0%
Equity	-	21.813	21.813	3%
Net Financial Result	(53.006)	(56.302)	(3.296)	0%
Taxes	(7.363)	(7.641)	(278)	0%
Minority shareholders	(9.795)	(9.976)	(181)	0%
Net Loss	(55.473)	(55.473)	-
Adjusted EBITDA ²	63.474	67.886	4.412
Adjusted EBITDA margin ²	9%	10%	1%

Note: 1. The Company will adopt CPCs 19 (R2) and 36 (R3) retrospectively (adjusting the comparative balances for 2012). 2. EBITDA Earnings before interest, tax, depreciation and amortization. EBITDA Adjusted for expenses on stock option plans (non-cash), capitalized interest and minority shareholders

The pronouncements (new or revised) and the interpretation listed below, issued by CPC and approved by CVM, are mandatory for the years beginning January 1, 2013 or later. They are as follows: • CPC 18 (R2) – Investments in associates and joint ventures – CVM Resolution no. 696 of December 13, 2012; • CPC 19 (R2) – Joint arrangements – CVM Resolution no. 694 of November 23, 2012; • CPC 33 (R1) – Employee benefits –CVM Resolution no. 695 of December 13, 2012; • CPC 36 (R3) – Consolidated statements – CVM Resolution no. 698 of December 20, 2012; • CPC 45 – Disclosure of interests in other entities – CVM Resolution no. 697 of December 13, 2012; and • CPC 46 – Fair value measurement – CVM Resolution no. 699 of December 20, 2012.

5

RECENT EVENTS

Updated Status of the Results by Brand

Having successfully executed significant structural and operational changes in 2012, Gafisa will deliberately accelerate investment in its business in 2013. This will be achieved through land purchases for the Gafisa brand and increased overall launch activity, including the resumption of launches in the Tenda business under a profitable business model and the continued expansion of Alphaville’s growth.

GAFISA  SEGMENT

The Company advanced in delivering projects on schedule and within budget. The Gafisa brand experienced increased sales cancellations in the first quarter, reflecting the high volume of deliveries in the second half of 2012. 44% of dissolutions referred to completed units and 34% to units in non-core markets. Of those units cancelled, around 40% were promptly resold in the quarter.

ALPHAVILLE  SEGMENT

Alphaville’s operations are performing as planned. The Company plans to selectively expand its subdivisions business to take advantage of the growth potential of the Brazilian residential market. Since the brand’s acquisition by Gafisa, Alphaville has grown on average 34% p.a. with substantial gains in margin and returns to shareholders.

TENDA  SEGMENT

Having achieved control of the operational and the financial cycle in 2012, the Tenda brand resumed launches in the first quarter of 2013. First-quarter launches totaled R$114 million and included 2 projects/phases across 2 cities, Sao Paulo and Salvador. The Company relaunched the Tenda brand under its new business model, which is detailed below, thus maximizing the potential of the Tenda brand within the Gafisa Group. The move forms part of the Company’s reinvestment strategy that will expand medium and long-term profitability.

Figure 1.Tenda Homebuilding Workflow

Phase 1 - In new communities, Tenda either purchases a parcel of land on which it can build a number of homes or subdivides the land into lots to build multiple projects that will be launched in phases.

Tenda targets areas where customers make 3-6 times the monthly minimum wage. Participants in the land development stage are: financial institutions (projects need to be approved and contracted before the 2nd phase), municipal planning and zoning departments, elected officials and community interest groups.

Phase 2 - During this stage, Tenda does not contract advertising agencies. Instead the marketing campaign is conducted internally. Brochures are distributed exclusively at Tenda's store, eliminating the need for a sales stand.

Sales are conducted by an internal force and targeted at customers whose units can be immediately transferred to banks. The remuneration of the internal sales team is based on the “repasse” (transfer of units to financial institutions). The sale transferred to banks makes the sales process more complex, but much more assertive and with virtually no sales cancellations. As a result of the tighter credit policy and the new sales process, sales velocity has no peaks during the launch phase, but on the other hand, sales expenses are lower, and sales are steady. The model is made to have between 7-10% SoS per month, each and every month, until the project is sold out at least in 15 months.

Phase 3 - Aluminum molds are used in construction to ensure a high quality and cost efficiency. Tenda uses its own project management software and procedures for construction to minimize external variances. During this phase, monthly installments are not  adjusted for inflation. However, the shorter cycle and use of aluminum mold improve cost visibility. The overall process, from authorization, through to launch, construction and delivery, is planned to take approximately 2 years. The loan starts out as a construction loan based on a subsidized line of credit that banks provide to low income builders and rolls over into a permanent mortgage to the final buyer. The line of credit provides the builder with financing for several homes at a time. A key advantage of the program is the assurance of financing, which allows the builder to focus on execution and better schedule construction workflow.

Phase 4 - Collections for sold units are in accordance with the payment plan provided by financial institutions under the “associativo” (MCMV - a federal program established in 2009 to fund housing for Brazil’s poor and middle classes).

Tenda receives 100% of the value of the unit during the construction phase, eliminating  the risk of delinquency on its balance sheet.

.

6

KEY NUMBERS FOR THE GAFISA GROUP

Table 3 – Operating and Financial Highlights – (R$000, unless otherwise specified)

	1Q13	4Q12	Q-o-Q(%)	1Q12	Y-o-Y(%)
Launches (%Gafisa)	307.553	1.489.760	-79%	463.740	-34%
Launches (100%)	391.690	1.780.811	-78%	568.046	-31%
Launches, units (%Gafisa)	1.617	5.120	-68%	1.283	26%
Launches, units (100%)	2.003	6.695	-70%	1.667	20%
Contracted sales (%Gafisa)	218.281	905.241	-76%	408.237	-47%
Contracted sales (100%)	255.929	1.202.068	-79%	507.213	-50%
Contracted sales, units (% Gafisa)	831	3.097	-73%	502	66%
Contracted sales, units (100%)	1.076	4.203	-74%	900	20%
Contracted sales from Launches (%co)	76.276	760.410	-90%	222.944	-66%
Sales over Supply (SoS) %	5,9%	20,0%	-71%	10,4%	-44%
Completed Projects (%Gafisa)	172.590	1.327.531	-87%	1.106.806	-84%
Completed Projects, units (%Gafisa)	1.300	9.378	-86%	6.165	-79%
Note: * The difference btw Gafisa Stake in the projects and 100% is related to Alphaville contribution in the mix , business unit where the partner is the landowner.
Consolidated Land bank (R$) [4]	20.509.519	18.668.669	10%	16.759.355	22%
Potential Units	108.305	87.742	23%	83.124	30%
Number of Projects / Phases	134	123	9%	59	127%

Net revenues	668.591	815.071	-18%	831.684	-20%
Gross profit	158.276	221.360	-28%	176.672	-10%
Gross margin	23,7%	27,2%	-349bps	21,2%	243bps
Adjusted Gross Margin ¹	28,8%	30,67%	-6%	25,4%	13%
EBITDA	18.767	(15.936)	-218%	52.248	-64%
EBITDA Margin	2,8%	-2,0%	476bps	6,3%	-348bps
Adjusted EBITDA ²	67.886	32.842	107%	100.335	-32%
Adjusted EBITDA margin ²	10%	4,0%	612bps	12%	-191bps
EBITDA (exTenda)	93.380	90.925	3%	111.691	-16%
Adjusted EBITDA margin ² (ex-Tenda)	17,7%	14,6%	304bps	20,8%	-309bps
Adjusted Net (loss) profit ²	(40.583)	(78.742)	-48%	(18.187)	123%
Adjusted Net margin ²	-6,1%	-9,7%	359bps	-2,2%	-388bps
Net (loss) profit	(55.473)	(98.875)	-44%	(31.515)	76%
EPS (loss) (R$)	(0,129)	(0,229)	44%	(0,073)	76%
Number of shares ('000 final)	431.630	432.630	0%	432.099	0%

Revenues to be recognized	3.309.913	3.676.320	-10%	3.562.048	-7%
Results to be recognized ³	1.289.503	1.449.745	-11%	1.261.061	2%
REF margin ³	39,0%	39,4%	-48bps	35,4%	356bps

Net debt and investor obligations	2.485.372	2.396.388	4%	3.088.885	-20%
Cash and cash equivalent	1.443.644	1.567.755	-8%	847.121	70%
Equity	2.489.357	2.544.504	-2%	2.623.135	-5%
Equity + Minority shareholders	2.644.543	2.694.888	-2%	2.716.976	-3%
Total assets	8.530.374	8.714.662	-2%	8.768.668	-3%
(Net debt + Obligations) / (Equity + Min)	94%	89%	506bps	114%	-1971bps
Note: Unaudited Financial Operational data
1) Adjusted for capitalized interest
2) EBITDA Earnings before interest, tax, depreciation and amortization. EBITDA Adjusted for expenses on stock option plans (non-cash), capitalized interest and minority shareholders
3) Results to be recognized net of PIS/Cofins - 3.65%; excludes the AVP method introduced by Law nº 11,638
4) Note: During 2Q12, Tenda land bank was readjusted to focus on core regions, 3Q12 all remaining non-strategic land bank were excluded Nm = not meaningful

7

CONSOLIDATED DATA FOR THE GAFISA GROUP

Consolidated Launches

First-quarter 2013 launches totaled R$308 million, a 34% decrease compared to 1Q12. The result represents 10% of the mid-point of full-year launch guidance of R$ 2.7 to R$ 3.3 billion, which is broadly in keeping with the proportion of full-year launches historically occurring in the first quarter. Throughout the quarter, 5 projects/phases were launched across 3 states, with Tenda accounting for 37% of launches, Alphaville 36% and the Gafisa segment the remaining 27% in terms of potential sales value (PSV).

Table 4. Consolidated Launches (R$ thousand)

Launches	1Q13	4Q12	Q-o-Q (%)	1Q12	Y-o-Y (%)
Gafisa Segment	83.029	813.767	-90%	214.690	-61%
Alphaville Segment	110.828	675.993	-84%	249.050	-55%
Tenda Segment	113.696	-	-	-	-
Total	307.553	1.489.760	173%	463.740	-34%

Consolidated Pre-Sales

First-quarter 2013 consolidated pre-sales totaled R$218 million, a 47% decline compared to 1Q12. Sales from launches represented 35% of the total, while sales from inventory comprised the remaining 65%. As reported above, dissolutions in the Gafisa segment were higher on a sequential basis and impacted the volume of net sales. Tenda’s sales in both launched projects being transferred to financial institutions reached R$ 13.7 million.

Table 5. Consolidated Pre-Sales (R$ thousand)
Pre-sales	1Q13	4Q12	Q-o-Q (%)	1Q12	Y-o-Y (%)
Gafisa Segment	101.116	498.452	-80%	316.702	-68%
Alphaville Segment	110.380	436.442	-75%	181.978	-39%
Tenda Segment	6.785	-29.653	-123%	-90.443	-108%
Total	218.281	905.241	-76%	408.237	-47%
Tenda sales being transferred New launches	13.700	0		0

Consolidated Sales over Supply (SoS)

Consolidated sales over supply reached 5.9%, compared to 10.4% in 1Q12, reflecting the concentration of inventory in pre-sales. Excluding the Tenda brand, first-quarter sales over supply was 7.2%, compared to 25.1% in 4Q12 and 16.1% in 1Q12. The consolidated sales speed of launches in 1Q13 reached 25%.

Table 6. Gafisa Group Sales over Supply (SoS)

Sales Speed	1Q13	4Q12	Q-o-Q (%)	1Q12	Y-o-Y (%)
Gafisa (A)	5.0%	20.1%	-75%	13.9%	-64%
Alphaville (B)	12.0%	35.0%	-66%	22.2%	-46%
Total (A) + (B)	7.2%	25.1%	-71%	16.1%	-55%
Tenda (C)	0.9%	-3.7%	-72.2%	-11.0%	-90.6%
Total (A) + (B) + (C)	5.9%	20.0%	-71.6%	10.4%	-45.6%

Notes: nm = not meaningful

Results by Brand

Table 7. Main Operational & Financial Numbers - Contribution by Brand – 1Q13

	Gafisa (A)	Alphaville (B)	Total (A) + (B)	Tenda (C)	Total (A) + (B) + C)
Deliveries (PSV R$mn)	38.995	49.204	88.199	84.391	172.590
Deliveries (% contribution)	23%	29%	51%	49%	100%
Deliveries (units)	86	419	505	795	1.300
Launches (R$mn)	83.029	110.828	193.857	113.696	307.553
Launches (% contribution)	27%	36%	63%	37%	100%
Launches (units)	165	432	597	1.020	1.617
Pre-sales	101.116	110.380	211.496	6.785	218.281
Pre-Sales (% contribution)	46%	51%	97%	3%	100%
Revenues (R$mn)	367.284	161.042	528.326	140.265	668.591
Revenues (% contribution)	55%	24%	79%	21%	100%
Gross Profit (R$mn)	87.767	80.132	167.899	-9.623	158.276
Gross Margin (%)	24%	50%	32%	-7%	24%
Adusted EBITDA (R$mn)	44.970	48.410	93.380	-25.494	67.886
Adjusted EBITDA Margin (%)	12%	30%	18%	-18%	10%
EBITDA (% contribution)	66%	71%	138%	-38%	100%

EBITDA Earnings before interest, tax, depreciation and amortization. EBITDA Adjusted for expenses on stock option plans (non-cash), capitalized interest and minority shareholders

8

GAFISA SEGMENT

Focuses on residential developments within the upper, upper-middle, and middle-income segments, with unit prices exceeding R$250,000.

Gafisa Segment Launches

First-quarter launches reached R$83 million and included 1 project/phase in São Paulo, a 61% decline compared to the prior year period.

Table 8. Launches by Market Region Gafisa Segment (R$ million)

%Gafisa - R$000		1Q13	4Q12	Q-o-Q (%)	1Q12	Y-o-Y (%)
Gafisa	São Paulo	83.029	606.209	-86%	214.690	-61%
	Rio de Janeiro	0	207.558	-100%	0	0%
	Other	0	0	0%	0	0%
	Total	83.029	813.767	-90%	214.690	-61%
	Units	165	1.422	-88%	410	-60%

Table 9. Launches by unit price Gafisa Segment (R$ million)

%Gafisa - R$000		1Q13	4Q12	Q-o-Q (%)	1Q12	Y-o-Y (%)
Gafisa	≤ R$500K	-	294.607	-100%	62.099	-100%
	R$500K a R$750K	83.029	194.431	-57%	0	0%
	> R$750K	-	324.729	-100%	152.591	-100%
	Total	83.029	813.767	-90%	214.690	-61%

Gafisa Segment Pre-Sales

First-quarter gross pre-sales totaled R$293 million, a 24% decrease compared to 1Q12. Net pre-sales totaled R$101 million in 1Q13, a 68% decrease compared to 1Q12. Sales from units launched during the same period represented 12% of total sales, while sales from inventory accounted for the remaining 88%. In 1Q13, sales velocity (sales over supply) was 5.0%, compared to 13.9% in 1Q12. The sales velocity of Gafisa launches was 14% during 1Q13.

In the same period, the volume of dissolutions was R$191 million, of which 44% referred to completed units and 34% to units in non-core markets. Excluding dissolutions, sales velocity of the Gafisa segment in 1Q13 reached 13.2%. Of those units cancelled, around 40% were promptly resold in the quarter.

Table 10. Pre-Sales by Market Region Gafisa Segment (R$ million)

%co - R$000		1Q13	4Q12	Q-o-Q (%)	1Q12	Y-o-Y (%)
Gafisa	São Paulo	97.087	358.301	-73%	243.782	-60%
	Rio de Janeiro	20.531	110.433	-81%	54.431	-62%
	Other	(16.501)	29.718	-156%	18.489	-189%
	Total	101.116	498.452	-80%	316.702	-68%
	Units	195	940	-79%	647	-70%

Table 11. Pre-Sales by unit Price Gafisa Segment (R$ million)

%co - R$000		1Q13	4Q12	Q-o-Q (%)	1Q12	Y-o-Y (%)
Gafisa	≤ R$500K	11.489	131.566	-91%	101.343	-89%
	R$500K a R$750K	35.754	132.058	-73%	71.512	-50%
	> R$750K	53.873	234.828	-77%	143.847	-63%
	Total	101.116	498.452	-80%	316.702	-68%

Table 12. Pre-Sales by unit Price Gafisa Segment (# units)

%co - R$000		1Q13	4Q12	Q-o-Q (%)	1Q12	Y-o-Y (%)
Gafisa	≤ R$500K	90	456	-80%	353	-74%
	R$500K a R$750K	64	236	-73%	164	-61%
	> R$750K	41	249	-84%	130	-68%
	Total	195	940	-79%	647	-70%

9

Gafisa Segment Delivered Projects

During 1Q13, Gafisa delivered 1 project/phase and 86 units. The tables below lists the products delivered in 1Q13:

Table 13. Delivered Projects Gafisa Segment (1Q13)
Company	Project	Delivery	Launch	Local	% co	Units	PSV R$000
Gafisa	Estação Sorocaba	February	2009	Rio de Janeiro	100%	86	38.995
Total	1Q13					86	38.995

Projects launched Gafisa Segment

The following table displays Gafisa Segment projects launched during 1Q13:

Table 14. Projects Launched at Gafisa Segment (1Q13)
Projects	Launch Date	Local	% co	Units (%co)	PSV (%co)	% sales 31/03/12	Sales 31/03/12
Today Santana	March	São Paulo	100%	165	83.029	14%	11.696

Total 1Q13				165	83.029	14%	11.696

Note: The VSO refers to contracted sales over the corresponding period of the offer. In this calculation, we consider the stock adjusted to reflect the correct price.

Table 15. Land Bank Gafisa Segment – as of 1Q13

	PSV - R$million (%Gafisa)	%Swap Total	%Swap Units	%Swap Financial	Potential units (%co)	Potential units (100%)
São Paulo	4.260.470	33%	32%	1%	8.668	10.112
Rio de Janeiro	1.224.666	52%	52%	0%	1.955	2.003
Total	5.485.136				10.623	12.115

Table 16. EBITDA Gafisa  Segment (R$000)

(R$'000) Consolidated	1Q13	4Q12	Q-o-Q (%)	1Q12	Y-o-Y (%)
Net profit	(40.493)	(94.519)	-57%	(22.411)	81%
(+) Financial result	52.097	40.141	30%	40.599	28%
(+) Income taxes	2.915	1.801	62%	9.722	-70%
(+) Depreciation and Amort.	6.486	31.107	-79%	14.625	-56%
(+) Capitalized interest	22.075	19.919	11%	28.484	-23%
(+) Stock option plan expenses	4.628	3.957	17%	6.034	-23%
(+) Minority shareholders	(2.738)	-298	819%	(6.616)	-59%
Adjusted EBITDA	44.970	2.108	2033%	70.437	-36%
Adjusted EBITDA margin	12%	1%	1163bps	17%	-452bps
EBITDA	21.005	(21.470)	-198%	42.535	-51%
Net revenues	367.284	340.819	8%	420.258	-13%

Note: Net Revenues include 8% of sales of land bank that did not generate margins. EBITDA Earnings before interest, tax, depreciation and amortization. EBITDA Adjusted for expenses on stock option plans (non-cash), capitalized interest and minority shareholders.

Table 17. Inventory at Market Value 1Q13 x 4Q12 (R$ mn) – Gafisa Segment breakdown by Region

	Inventories BoP[1]	Launches	Dissolution	Pre-Sales	Price Adjust + Other[5]	Inventories EoP[2]	% Q-o-Q3
São Paulo	1.242.119	83.029	103.300	-211.664	-34.031	1.182.753	-5%
≤ R$500K	487.689	-	43.142	-77.353	-16.643	436.836	-10%
R$500K a R$750K	160.473	83.029	24.795	-58.677	-13.514	196.105	22%
> R$750K	593.958	-	35.363	-75.635	-3.874	549.812	-7%
Rio de Janeiro	417.086	-	23.471	-44.024	5	396.539	-5%
≤ R$500K	74.175	-	5.174	-6.372	-11.029	61.948	-16%
R$500K a R$750K	175.707	-	7.222	-9.704	4.064	177.289	1%
> R$750K	167.205	-	11.074	-27.948	6.971	157.302	-6%
Others	324.488	-	64.801	-37.000	-10.460	341.829	5%
≤ R$500K	209.440	-	45.200	-21.281	33.637	266.996	27%
R$500K a R$750K	91.822	-	10.111	-9.501	-47.573	44.858	-51%
> R$750K	23.226	-	9.490	-6.217	3.476	29.975	29%
Total Gafisa	1.983.694	83.029	191.572	-292.688	-44.486	1.921.120	-3%
≤ R$500K	771.304	-	93.517	-105.006	5.965	765.780	-1%
R$500K a R$750K	428.001	83.029	42.128	-77.882	-57.024	418.252	-2%
> R$750K	784.388	-	55.927	-109.800	6.573	737.088	-6%

Note: 1) BoP beginning of the period – 4Q12. 2) EP end of the period – 1Q13.  3) % Change 1Q13 versus 4Q12. 4)  1Q13 sales velocity. 5) projects cancelled during the period.

10

ALPHAVILLE SEGMENT

Focuses on the sale of residential lots, with unit prices between R$130,000 and R$500,000.

Alphaville Segment Launches

First-quarter launches totaled R$111 million, a 55% decrease compared to 1Q12, and included 2 projects/phases across 2 states. The brand accounted for 36% percent of first quarter consolidated launches.

Table 18 - Launches by Alphaville Segment (R$ million)

%co - R$000		1Q13	4Q12	Q-o-Q (%)	1Q12	Y-o-Y (%)
Alphaville	Total	110.828	675.993	-84%	249.050	-55%
	Units	432	3.698	-88%	873	-51%

Table 19 - Launches by unit price Alphaville Segment - (R$ million)

%co - R$000		1Q13	4Q12	Q-o-Q (%)	1Q12	Y-o-Y (%)
Alphaville	≤ R$200K;	49.725	437.448	-89%	-	0%
	> R$200K; ≤ R$500K	61.103	238.545	-74%	249.050	-75%
	> R$500K	0	0	0%	-	0%
	Total	110.828	675.993	-84%	249.050	-55%

Alphaville Pre-Sales

First-quarter pre-sales reached R$110 million, a 39% decrease compared to the first quarter of 2012. During 1Q13, the residential lots segment’s share of consolidated pre-sales increased to 51% from 45% in 1Q12. In 1Q13, sales velocity (sales over supply) was 12.0%, compared to 22.2% in 1Q12. Fourth-quarter sales velocity from launches was 45.9%. Sales from launches represented 46% of total sales, while the remaining 54% came from inventory.

Table 20 - Pre-Sales Alphaville Segment - (R$ million)
%co - R$000	1Q13	4Q12	Q-o-Q (%)	1Q12	Y-o-Y (%)
Alphaville	Total	110.380	436.442	-75%	181.978	-39%
Units	471	2339	-80%	762	-38%
Table 21. Pre-Sales by unit Price Alphaville Segment (R$ million)
%Alphaville R$000	1Q13	4Q12	Q-o-Q (%)	1Q12	Y-o-Y (%)
Alphaville	≤ R$200K;	39.838	226.452	-82%	24.011	66%
> R$200K; ≤ R$500K	61.536	198.595	-69%	159.447	-61%
> R$500K	9.005	11.395	-21%	(1.480)	-708%
Total	110.380	436.442	-75%	181.978	-39%

Table 22. Pre-Sales by unit Price Alphaville Segment (# units)
%Alphaville R$000	1Q13	4Q12	Q-o-Q (%)	1Q12	Y-o-Y (%
Alphaville	≤ R$200K;	287	1.622	-82%	148	94%
> R$200K; ≤ R$500K	174	700	-75%	618	-72%
> R$500K	9	16	-45%	-5	-268%
Total	471	2.339	-80%	760	-38%

Alphaville Segment Delivered Projects

During the first quarter, Alphaville delivered 1 project/phase and 419 units. The tables below list the products delivered in 1Q13:

Table 23. Delivered projects (1Q13) - Alphaville Segment

Company	Project	Delivery	Launch	Local	% co	Units %co	PSV R$000
Alphaville	Terras Alphaville Resende	mar/13	jun/11	Resende / RJ	77%	419	49.204
Total 1Q13						419	49.204

11

Table 24. Projects Launched (1Q13) - Alphaville Segment

Project	Date	Local	Units (%co)	% co	PSV (%co)	%¹	Sales
Alphaville Castello	mar-13	Itu/SP	69%	153	61.103	56%	34.461
Terras Alphaville Maricá 2	mar-13	Maricá / RJ	47%	280	49.725	33%	16.463
Alphaville Total 1Q13				432	110.828	46%	50.924

1 Note: Sales year to date.

Table 25. Land Bank Alphaville Segment as of 1Q13

	PSV - R$million (%co )	%Swap Total	%Swap Units	%Swap Financial	Potential units (%co)	Potential units (100%)
Total	13.021.761	99%	-	99%	79.954	128.691

Table 26. EBITDA Alphaville Segment

(R$'000) Consolidated	1Q13	4Q12	Q-o-Q (%)	1Q12	Y-o-Y (%)
Net profit (considering 80% stake)	28.873	56.631	-49%	21.626	34%
(+) Financial result	7.136	15.537	-54%	9.575	-25%
(+) Income taxes	1.205	-84	-1535%	2.449	-51%
(+) Depreciation and amort.	888	640	39%	542	64%
(+) Capitalized interest	635	1.283	-51%	52	1121%
(+) Stock option plan expen.	253	335	-24%	334	-24%
(+) Minority shareholders	9.420	14.475	-35%	6.676	41%
Adjusted EBITDA	48.410	88.817	-45%	41.254	17%
Adjusted EBITDA margin	30%	32%	-162bps	35%	-503bps
EBITDA	38.102	72.724	-48%	34.192	11%
Net revenues	161.042	280.325	-43%	117.580	37%

EBITDA Earnings before interest, tax, depreciation and amortization. EBITDA Adjusted for expenses on stock option plans (non-cash), capitalized interest and minority shareholders.

Table 27. Inventory at Market Value 1Q13 x 4Q12 (R$ mn) – Alphaville Segment by Market Region

	Inventories BoP[1]	Launches	Dissolution	Pre-Sales	Price Adjust + Other[5]	Inventories EoP[2]	% Q-o-Q3
Total AUSA	812.174	110.828	57.420	(167.799)	(3.696)	808.927	0%
≤ R$200K;	268.999	49.725	15.327	(55.165)	(11.023)	267.863	0%
> R$200K; ≤ R$500K	354.823	61.103	31.999	(93.536)	(2.265)	352.125	-1%
> R$500K	188.352	-	10.094	(19.099)	9.592	188.939	0%

Note: 1) BoP beginning of the period – 4Q12. 2) EP end of the period – 1Q13.  3) % Change 1Q13 versus 4Q12. 4)  1Q13 sales velocity. 5) projects cancelled during the period

12

TENDA SEGMENT

Focuses on affordable residential developments, with unit prices between R$80,000 and R$200,000.

Tenda Segment Launches

Throughout 2012, Tenda’s senior management team implemented corrective actions focused on execution and the delivery of existing and in-progress developments. During this period, the Company deliberately halted the launch of Tenda units to establish control over the financial and operational construction cycle so that sustainable, profitable growth could be resumed.

Having achieved control of the operational and the financial cycle in 2012, the Tenda brand resumed launches in the first quarter of 2013. First-quarter launches totaled R$ 114 million and included 2 projects/phases across 2 cities, Osasco-SP and Camaçari-BA. The brand accounted for 37% percent of first quarter consolidated launches.

Table 28. Launches by Market Region Tenda Segment (R$ million)

%Tenda - R$000		1Q13	4Q12	Q-o-Q (%)	1Q12	Y-o-Y (%)
Tenda	São Paulo	67.755	0	0%	0	0%
	Rio de Janeiro	0	0	0%	0	0%
	Minas Gerais	0	0	0%	0	0%
	Northeast	45.941	0	0%	0	0%
	Others	0	0	0%	0	0%
	Total	113.696	0	0%	0	0%
	Units	1.020	0	0%	0	0%

Note: mn not meaningful. Negative amount related to cancellation.

Table 29. Launches by Market Region Tenda Segment (R$ million)

%Tenda - R$000		1Q13	4Q12	Q-o-Q (%)	1Q12	Y-o-Y (%)
Tenda	≤ MCMV	113.696	0	0%	0	0%
	> MCMV	0	0	0%	0	0%
	Total	113.696	0	0%	0	0%

Note: mn not meaningful. Negative amount related to cancellation.

Tenda Segment Pre-Sales

First-quarter pre-sales totaled R$6.8 million. Sales from units launched during the same period represented 5% of total gross contracted sales of R$239 million,. Sales from inventory accounted for the remaining 95%. All new projects under the Tenda brand are being developed in phases wherein qualification for financing programs is required and sales are contingent upon the ability to transfer mortgages to financial institutions.

The sales velocity of Tenda launches was 12% during the 1Q13.

Cancelled units are being promptly resold to qualified customers. Out of the 1,473 Tenda units that were cancelled and returned to inventory, 41% were resold to qualified customers in 1Q13.

The run-off of Tenda legacy projects is expected to be substantially concluded in 2013.

Table 30. Pre-Sales (Dissolutions) by Market Region Tenda Segment (R$ million)

%Tenda - R$000		1Q13	4Q12	Q-o-Q (%)	1Q12	Y-o-Y (%)
Tenda	São Paulo	13.016	-6.148	-312%	-47.561	-127%
	Rio de Janeiro	16.607	15.605	6%	-190	-8822%
	Minas Gerais	-15.491	-22.121	-30%	-32.805	-53%
	Northeast	10.214	13.219	-23%	-20.629	-150%
	Others	-17.561	-30.208	-42%	10.743	-263%
	Total	6.785	-29.653	-123%	-90.443	-108%
	Units	165	-182	-191%	-907	-118%

Note: 1 PoC – Percentage of completion method. Negative numbers are related to dissolutions

Table 31. Pre-Sales (Dissolutions) by unit Price Tenda Segment (R$ million)

%Tenda - R$000		1Q13	4Q12	Q-o-Q (%)	1Q12	Y-o-Y (%)
Tenda	≤ MCMV	36.191	-3.630	-1097%	-96.759	-137%
	> MCMV	-29.406	-26.023	13%	6.316	-566%
	Total	6.785	-29.653	-123%	-90.443	-108%

13

Table 32. Pre-Sales (Dissolutions) by unit Price Tenda Segment (# units)

%Tenda - R$000		1Q13	4Q12	Q-o-Q (%)	1Q12	Y-o-Y (%)
Tenda	≤ MCMV	316	-56	-664%	-941	-134%
	> MCMV	-151	-126	20%	35	-536%
	Total	165	-182	-191%	-907	-118%

Note: Not meaningful

Tenda Segment Operations

In 1Q13, Tenda transferred around 2,451 units to financial institutions.

Tenda Segment Delivered Projects

During first quarter, Tenda delivered 7 projects/phases and 795 units. The tables below list the products delivered in 1Q13:

Table 33 - Delivered projects Tenda Segment (1Q13)

Company	Project	Delivery	Launch	Local	% co	Units %co	PSV R$
Tenda	Parma Tower	Feb	2009	Belo Horizonte	100%	36	4.434
Tenda	Espaço Engenho Life I	Mar	Up to 2008	Rio de Janeiro	100%	80	7.290
Tenda	Brisa do Parque III	Mar	2010	São José dos Campos	100%	105	12.285
Tenda	Fit Cristal	Mar	Up to 2008	Porto Alegre	80%	154	19.008
Tenda	Germânia F1C	Mar	2010	São Leopoldo	100%	100	10.280
Tenda	Igara Life	Mar	2010	Canoas	100%	240	21.494
Tenda	Valle Verde Cotia VII	Mar	2011	Cotia	100%	80	9.600
Total 1Q13						795	84.391

Table 34. Projects Launched (1Q13) - Tenda Segment

Project	Date	Local	Units (%co)	% co	PSV (%co)	%¹	Sales
Novo Horizonte – Turíbio	Março	Osasco - SP	100%	580	67.755	16%	10.861
Vila Cantuária	Março	Camaçari - BA	100%	440	45.941	6%	2.795
Tenda Total 1Q13				1.020	113.696	12%	13.656

1 Note: Sales year to date.

Table 35. Land Bank Tenda Segment (1Q13)

	PSV - R$million (% Tenda)	%Swap Total	%Swap Units	%Swap Financial	Potential units (%co)	Potential units (100%)
São Paulo	407.793	17%	17%	0%	3.512	3.512
Rio de Janeiro	292.207	1%	1%	0%	2.517	2.517
Nordeste	825.114	16%	16%	0%	7.517	7.517
Minas Gerais	477.508	68%	36%	32%	4.182	4.182
Total	2.002.622	30%	20%	10%	17.728	17.728

Table 36. EBITDA Tenda

(R$'000) Consolidated	1Q13	4Q12	Q-o-Q (%)	1Q12	Y-o-Y (%)
Net profit	(43.853)	(60.987)	-28%	(30.730)	43%
(+) Financial result	(2.931)	(1.670)	76%	(107)	2639%
(+) Income taxes	3.521	(8.182)	-143%	4.082	-14%
(+) Depreciation and amort.	2.923	3.649	-20%	2.276	28%
(+) Capitalized interest	11.519	7.443	55%	6.223	85%
(+) Stock option plan expens.	33	145	-77%	145	-77%
(+) Minority shareholders	3.294	1.519	117%	6.755	-51%
Adjusted EBITDA	(25.494)	(58.083)	-56%	(11.356)	124%
Adjusted EBITDA margin	-18,2%	-30,0%	1178bps	-3,9%	-1431bps
EBITDA	(40.340)	(67.190)	-40%	(24.479)	65%
Net revenues	140.265	193.927	-28%	293.846	-52%

EBITDA Earnings before interest, tax, depreciation and amortization. EBITDA Adjusted for expenses on stock option plans (non-cash), capitalized interest and minority shareholders.

14

Table 37. Inventory at Market Value 1Q13 x 4Q12 – Tenda Segment Breakdown by Region

	Inventories BoP[1]	Launches	Dissolution	Pre-Sales	Price Adjust + Other[5]	Inventories EoP[2]	% Q-o-Q3
São Paulo	76.936	67.755	38.808	-51.824	-808	130.867	70%
MCMV	60.339	67.755	31.371	-46.159	3.989	117.295	94%
> MCMV	16.597	0	7.437	-5.665	-4.796	13.573	-18%
Rio de Janeiro	133.952	0	25.937	-42.545	-1.618	115.727	-14%
MCMV	126.636	0	23.184	-39.558	4.587	114.848	-9%
> MCMV	7.316	0	2.754	-2.986	-6.205	878	-88%
Minas Gerais	108.794	0	46.403	-30.913	-42.336	81.948	-25%
MCMV	60.737	0	25.986	-19.690	-20.506	46.528	-23%
> MCMV	48.056	0	20.417	-11.223	-21.830	35.420	-26%
Northeast	119.009	45.941	29.493	-39.707	-50.381	104.355	-12%
MCMV	76.044	45.941	28.279	-32.917	-15.749	101.597	34%
> MCMV	42.965	0	1.214	-6.789	-34.632	2.758	-94%
Others	387.981	0	91.875	-74.314	-65.447	340.095	-12%
MCMV	137.049	0	14.785	-21.471	11.514	141.877	4%
> MCMV	250.931	0	77.090	-52.843	-76.961	198.218	-21%
Total Tenda	826.671	113.696	232.517	-239.302	-160.589	772.992	-6,5%
MCMV	460.805	113.696	123.605	-159.796	-16.165	522.146	13,3%
> MCMV	365.866	0	108.912	-79.506	-144.425	250.847	-31,4%

Note: 1) BoP beginning of the period – 4Q12. 2) EP end of the period – 1Q13.  3) % Change 1Q13 versus 4Q12. 4)  1Q13 sales velocity. 5) projects cancelled during the period

15

INCOME STATEMENT

Revenues

On a consolidated basis, net revenue recognized by the “PoC” method decreased 20% year-over-year to R$669 million in 1Q13. Gafisa accounted for 55% of consolidated net revenues, while Alphaville comprised 24% and Tenda the remaining 21%. The table below presents detailed information on pre-sales and recognized revenues by launch year: The Gafisa brand experienced increased sales cancellations in the first quarter, reflecting the high volume of deliveries in the second half of 2012. This resulted in a revenue reversal of R$94 million. In addition, legacy Tenda projects experienced R$233 million in sales cancellations. The Company is working to resell these units in a timely manner. In 1Q13, the Gafisa brand accounted for 55% of net revenues.

Table 38. Pre-sales and recognized revenues by launch year
		1Q13				1Q12
	Launch year	PreSales	%PreSales	Revenues	%	PreSales	%PreSales	Revenues	%
Gafisa	2013 Launches	11.696	12%	-	0%	0	0%	-	0%
(55% stake	2012 Launches	131.985	131%	142.409	39%	67.863	21%	0	0%
Total	2011 Launches	(4.637)	-5%	82.226	22%	81.243	26%	100.907	24%
Revenues)	2010 Launches	(17.620)	-17%	103.843	28%	56.423	18%	116.108	28%
	≤ 2010 Launches	(20.309)	-20%	38.807	11%	111.174	35%	190.649	45%
	Land Bank	0	0		0%	0	0	12.593	3%
	Total Gafisa	101.116	100%	367.285	100%	316.702	100%	420.258	100%
Alphaville	2013 Launches	50.924	46%	1.942	1%	0	0%	-	0%
(24% stake	2012 Launches	33.789	31%	73.993	46%	155.081	85%	3.950	3%
Total	2011 Launches	16.918	15%	61.057	38%	16.062	9%	39.307	33%
Revenues)	2010 Launches	3.806	3%	15.011	9%	3.213	2%	48.459	41%
	≤ 2010 Launches	4.942	4%	9.039	6%	7.622	4%	25.863	22%
	Land Bank	-	0	-	0%	-	0	-	0%
	Total AUSA	110.380	100%	161.042	100%	181.978	100%	117.580	100%
Tenda	2013 Launches	13.656	201%	-	0%	0	0	-	0%
(21% stake	2012 Launches	-	0%	3	0%	0	0%	-	0%
Total	2011Launches	(15.230)	-224%	9.875	7%	(30.635)	34%	15.365	5%
Revenues)	2010 Launches	4.520	67%	66.010	47%	(67.567)	75%	91.696	31%
	≤ 2010 Launches	3.838	57%	64.378	46%	7.759	-9%	181.817	62%
	Land Bank	-	0		0%		0	4.968	2%
	Total Tenda	6.785	100%	140.265	100%	(90.443)	100%	293.846	100%
Consolidated	2013 Launches	76.276	35%	1.942	0%	0	0%	-	0%
	2012 Launches	165.774	76%	216.405	32%	222.944	55%	3.950	0%
	2011 Launches	(2.948)	-1%	153.157	23%	66.670	16%	155.580	19%
	2010 Launches	(9.293)	-4%	184.864	28%	(7.931)	-2%	256.263	31%
	≤ 2010 Launches	(11.528)	-5%	112.224	17%	126.555	31%	398.329	48%
	Land Bank	-	0	-	0%	-	0	17.561	2%
Total	Total Gafisa Group	218.281	100%	668.591	100%	408.237	100%	831.684	100%

16

Gross Profit

Gross profit was R$158 million in the first quarter compared to R$177 million in 1Q12. The result was impacted by the poor performance of Tenda and Gafisa brand legacy projects in non-core markets.  Gross margin was 24% in 1Q13, compared to 27% in 4Q12 and 21% in 1Q12, reflecting the smaller contribution of Tenda in the consolidated mix and the increased contribution of Alphaville. During 1Q13, the Gafisa brand accounted for 55% of consolidated gross profit (versus 52% a year ago), Alphaville comprised 51% (versus 37% a year  ago) and Tenda had a negative contribution to the mix of -6% (versus 11% a year ago).

Table 39. Gross Margin (R$000)
(R$'000) Consolidated	1Q13	4Q12	Q-o-Q (%)	1Q12	Y-o-Y (%)
Gross Profit	158.276	221.360	-28%	176.672	-10%
Gross Margin	23,7%	27,2%	-349bps	21,2%	243bps
Gross Profit (ex-Tenda)	167.899	212.803	-21%	157.615	7%
Gross Margin (ex-Tenda) %	31,8%	34,3%	-248bps	29,3%	247bps

Table 40. Capitalized Interest
(R$million) Consolidated	1Q13	4Q12	Q-o-Q (%)	1Q12	Y-o-Y (%)
Opening balance	239.327	238.256	0%	204.739	17%
Capitalized interest	36.922	33.403	11%	19.513	89%
Interest capitalized to COGS	(34.229)	(28.645)	19%	(34.759)	-2%
Closing balance	242.020	243.014	0%	189.493	28%

Selling, General and Administrative Expenses (SG&A)

SG&A expenses totaled R$147 million in 1Q13, an 8% increase compared to R$137 million in 1Q12. Selling expenses increased 27% on a year-over-year basis to R$55 million, as a result of the expenses related to the sales of launches and marketing expenses related to the efforts of selling inventory. The Company continues to focus on reducing finished inventory.

Table 41. SG&A Expenses (R$000)
(R$'000) Consolidated	1Q13	4Q12	Q-o-Q (%)	1Q12	Y-o-Y (%)
Selling expenses	(70.434)	(98.820)	-29%	(55.301)	27%
G&A expenses	(76.949)	(93.660)	-18%	(81.385)	-5%
SG&A	(147.383)	(192.480)	-23%	(136.686)	8%
Selling expenses (ex-Tenda)	(49.655)	(73.240)	-32%	(35.008)	42%
G&A expenses (ex-Tenda)	(54.317)	(61.986)	-12%	(54.475)	0%
SG&A (ex-Tenda)	(103.972)	(135.226)	-23%	(89.483)	16%

Table 42. SG&A / Launches (%)

(R$'000) Consolidated	1Q13	4Q12	Q-o-Q (%)	1Q12	Y-o-Y (%)
Selling expenses /Launches	-23%	-7%	-1627 bps	-12%	-1098 bps
G&A /Launches	-25%	-6%	-1873 bps	-18%	-747 bps
SG&A/Launches	-48%	-13%	-3500 bps	-29%	-1845 bps
Selling expenses /Launches (ex-Tenda)	-26%	-5%	-2070 bps	-8%	-1807 bps
G&A /Launches (ex-Tenda)	-28%	-4%	-2386 bps	-12%	-1627 bps
SG&A/Launches (ex-Tenda)	-54%	-9%	-4456 bps	-19%	-3434 bps

Table 43. SG&A / Pre-Sales (%)
(R$'000) Consolidated	1Q13	4Q12	Q-o-Q (%)	1Q12	Y-o-Y (%)
Selling expenses /Pre-Sales	-32%	-11%	-2135 bps	-14%	-1872 bps
G&A /Pre-Sales	-35%	-10%	-2491 bps	-20%	-1532 bps
SG&A / Pre-Sales	-68%	-21%	-4626 bps	-33%	-3404 bps
Selling expenses /Pre-Sales (ex-Tenda)	-23%	-8%	-1564 bps	-7%	-1646 bps
G&A /Pre-Sales (ex-Tenda)	-26%	-7%	-1905 bps	-11%	-1476 bps
SG&A / Pre-Sales (ex-Tenda)	-49%	-14%	-3470 bps	-18%	-3122 bps

Table 44. SG&A / Revenues (%)
(R$'000) Consolidated	1Q13	4Q12	Q-o-Q (%)	1Q12	Y-o-Y (%)
Selling expenses /Net Revenues	-11%	-12%	159 bps	-7%	-389 bps
G&A expenses/Net Revenues	-12%	-11%	-2 bps	-10%	-172 bps
SG&A/Net Revenues	-22%	-24%	157 bps	-16%	-561 bps
Selling expenses /Net Revenues (ex-Tenda)	-9%	-12%	239 bps	-7%	-289 bps
G&A expenses/Net Revenues (ex-Tenda)	-10%	-10%	-30 bps	-10%	-15 bps
SG&A/Net Revenues (ex-Tenda)	-20%	-22%	209 bps	-17%	-304 bps

17

Administrative expenses reached R$77 million in 1Q13, a 5% decrease compared to R$81 million in 1Q12, due to the reduction in G&A expenses at the Gafisa and Tenda segments totaling R$6.9 million.

Table 45. General and Administrative Expenses Breakdown (1Q12-1Q13)

(R$000) Consolidado	1Q13 (A)	1Q12 (B)	A/A (%)	Change (A) - (B)	Stake (%) in the Total Changes Posted (A) - (B) / (C)
Wages and salaries expenses	(36.648)	(35.792)	2%	(856)	-19%
Benefits and employees	(2.549)	(2.433)	5%	(116)	-3%
Travel expenses and utilities	(2.302)	(5.225)	-56%	2.923	66%
Services rendered	(9.828)	(9.255)	6%	(573)	-13%
Rentals and condos fee	(3.750)	(3.582)	5%	(168)	-4%
Information Technology	(2.624)	(2.857)	-8%	233	5%
Stock Option Plan	(4.914)	(6.513)	-25%	1.599	36%
Provision for Bonus and Profit Sharing	(12.547)	(13.327)	-6%	780	18%
Other	(1.787)	(2.401)	-26%	614	14%
Total (C)	(76.949)	(81.385)	-5%	4.436	100%

Consolidated Adjusted EBITDA

Earnings before interest, tax, depreciation and amortization totaled R$19 million in 1Q13, a 64% decrease compared to R$52 million posted in 1Q12. Adjusted EBITDA was R$68 million in 1Q13, compared to R$100 million in 1Q12. Adjusted EBITDA ex-Tenda was R$93 million in 1Q13, compared to R$112 million in 1Q12. During 1Q13, the adjusted EBITDA margin reached 10% or 18% ex-Tenda, as compared to 12% and 21%, respectively, in 1Q12. Adjusted EBITDA for Gafisa and Alphaville totaled R$45 million and R$48 million, respectively, while Tenda´s adjusted EBITDA was negative R$25 million.

Table 47. Consolidated Adjusted EBITDA
(R$'000) Consolidated	1Q13	4Q12	Q-o-Q (%)	1Q12	Y-o-Y (%)
Net Profit (Loss)	(55.473)	(98.875)	-44%	(31.515)	76%
(+) Financial result	56.302	54.008	4%	50.067	12%
(+) Income taxes	7.641	(6.465)	-218%	16.253	-53%
(+) Depreciation and Amortization	10.297	35.396	-71%	17.443	-41%
(+) Capitalized Interest Expenses	34.229	28.645	19%	34.759	-2%
(+) Stock option plan exp.	4.914	4.437	11%	6.513	-25%
(+) Minority shareholders	9.976	15.696	-36%	6.815	46%
Adjusted EBITDA	67.886	32.842	107%	100.335	-32%
Adjusted EBITDA margin	10,2%	4,0%	612bps	12,1%	-191bps
Net Revenue	668.591	815.071	-18%	831.684	-20%
EBITDA	18.767	-15.936	-218%	52.248	-64%
Adjusted EBITDA (ex Tenda)	93.380	90.925	3%	111.691	-16%
Adj. EBITDA Mg (ex Tenda)	17,7%	14,6%	304bps	20,8%	-309bps

EBITDA Earnings before interest, tax, depreciation and amortization. EBITDA Adjusted for expenses on stock option plans (non-cash), capitalized interest and minority shareholders.

Depreciation And Amortization

Depreciation and amortization in 1Q13 was R$10 million, a decrease of R$7 million when compared to R$17 million recorded in 1Q12.

Financial Results

Net financial expenses totaled R$56 million in 1Q13, compared to a net financial result of R$50 million in 1Q12. Financial revenues increased to R$23 million from R$16 million at the end of the year, due to the stronger cash position.

Taxes

Income taxes, social contribution and deferred taxes for 1Q13 amounted to negative R$8 million, compared to R$16 million in 1Q12.

Adjusted Net Income (Loss)

Gafisa Group reported a net loss of R$55 million in 1Q13, compared to a net loss of R$32 million in 1Q12. Net results were impacted by lower gross margins on Tenda projects coupled with higher financial expenses, which were partially offset by Alphaville’s net income of R$29 million reported in the period.

18

Backlog of Revenues and Results

The backlog of results to be recognized under the PoC method was R$3.3 billion in 1Q13, 8% lower than the R$3.6 billion posted in 1Q12, and 10% lower than the R$3.7 billion posted in 4Q12. The consolidated margin for the quarter increased to 39% from 35% in 1Q12. The improvement reflects the increased contribution of the most recent projects in the Group’s product mix, the contribution of the Tenda brand and the increased proportion of Alphaville projects. The table below shows the backlog margin by segment:

Table 48. Results to be recognized (REF) by brand

	Gafisa	Tenda	Alphaville	Gafisa Group	Gafisa ex- Tenda
Revenues to be recognized	1.951.419	361.914	996.580	3.309.913	2.947.999
Costs to be incurred (units sold)	(1.273.873)	(275.766)	(470.771)	(2.020.410)	(1.744.644)
Results to be Recognized	677.546	86.148	525.809	1.289.503	1.203.355
Backlog Margin	35%	24%	53%	39%	41%

Note: Revenues to be recognized are net of PIS/Cofins (3.65%); excludes the AVP method introduced by Law nº 11,638

It is worth mentioning that the difference between Tenda’s backlog margin and margin reported in the income statement is mainly due to the project-related expenses attributed to the projects were modified that were recognized directly in the income statement.

Table 49. Gafisa Group Results to be recognized (REF)

	1Q13	4Q12	Q-o-Q (%)	1Q12	Y-o-Y (%)
Revenues to be recognized	3.309.913	3.676.320	-10%	3.562.048	-7%
Costs to be incurred (units sold)	(2.020.410)	(2.226.575)	-9%	(2.300.987)	-12%
Results to be Recognized	1.289.503	1.449.745	-11%	1.261.061	2%
Backlog Margin	39%	39%	-48 bps	35%	356 bps

Note: It is included in the gross profit margin and not included in the backlog: Adjusted Present Value (AVP) on receivables, revenue related to swaps, revenue and cost of services rendered, AVP over property (land)  debt , cost of swaps and provision for guarantees.

19

BALANCE SHEET

Cash and Cash Equivalents

On March 31, 2013, cash and cash equivalents totaled R$1.4 billion, a 8% decline compared to 4Q12.

Accounts Receivable

At the end of 1Q13, total accounts receivable decreased 13% to R$6.7 billion compared to 1Q12 and 6% compared to the R$7.1 billion posted in 4Q12. . Gafisa has additional receivables (from units already delivered) of more than R$590 million available for securitization.

Table 50. Total receivables
(R$000) Consolidated	1Q13	4Q12	Q-o-Q (%)	1Q12	Y-o-Y (%)
Receivables from developments – LT (off balance sheet)	3.435.302	3.815.589	-10%	3.696.988	-7%
Receivables from PoC – ST (on balance sheet)	2.492.119	2.493.170	0%	2.980.105	-16%
Receivables from PoC – LT (on balance sheet)	740.058	820.774	-10%	1.013.663	-27%
Total	6.667.479	7.129.533	-6%	7.690.756	-13%
Notes: ST – Short term | LT- Long term | PoC – Percentage of Completion Method
Receivables from developments: accounts receivable not yet recognized according to PoC and BRGAAP
Receivables from PoC: accounts receivable already recognized according to PoC and BRGAP

Inventory

Table 51. Inventory (Balance Sheet at cost)
(R$000) Consolidated	1Q13	4Q12	Q-o-Q (%)	1Q12	Y-o-Y (%)
Land	907.246	889.538	2%	1.016.980	-11%
Units under construction	958.377	941.417	2%	1.220.091	-21%
Completed units	394.016	344.749	14%	173.514	127%
Total	2.259.639	2.175.704	4%	2.410.585	-6%

Inventory totaled R$2.26 billion in 1Q13, a 4% increase on the R$2.7 billion registered in 4Q12 decreased 6% Y-o-Y. At the end of 1Q13, finished units accounted for 20% of total inventory. The Company continues to focus on reducing finished inventory.

Table 52. Inventory at Market Value per completion status
Company	Not started	Up to 30% constructed	30% to 70% constructed	More than 70% constructed	Finished units¹	Total 1Q13
Gafisa	71.526	594.505	739.571	240.129	275.389	1.921.120
Alphaville	-	323.260	182.060	140.964	162.643	808.927
Tenda	101.132	34.665	151.590	206.568	279.037	772.992
Total	172.659	952.429	1.073.220	587.662	717.070	3.503.039

Note: 1) Inventory at market value includes projects with partners. This data is not on the same basis as the inventory booked at cost given the new  accounting method implemented.

Consolidated inventory at market value reduced by R$119 million to R$3.5 billion in 1Q13. In 1Q13, concluded units totaled R$717 million. The market value of Gafisa inventory, which represented 55% of total inventory, decreased 3% to R$ 1.92 billion at the end of 1Q13. Completed units accounted for 14% of the Gafisa segment’s inventory. The market value of Alphaville inventory was stable at R$809 million at the end of 1Q13, and completed units represented 20% of the segment’s inventory. Tenda inventory was valued at R$772 million at the end of 1Q13, compared to R$827 million at the end of 4Q12, and completed units represented 36% of the segment’s total inventory. The overall decline in inventory balances reflects the volume of first quarter sales.

Table 53. Inventory at Market Value 1Q13 x 4Q12

	Inventories BoP1	Launches	Dissolution	Pre-Sales	Price Adjust + Other[5]	Inventories EoP2	% Q-o-Q3	VSO4
Gafisa (A)	1,983,694	83,029	191,572	-292,688	-44,486	1,921,120	-3.2%	5.0%
Alphaville (B)	812,174	110,828	57,420	-167,799	-3,696	808,927	-0.4%	12.0%
Total (A) + (B)	2,795,867	193,857	248,992	-460,487	-48,182	2,730,047	-2.4%	7.2%
Tenda (C)	826,671	113,696	232,517	-239,302	-160,589	772,992	-6.5%	0.9%
Total (A) + (B) + (C)	3,622,538	307,553	481,508	-699,789	-208,771	3,503,039	-3.3%	5.9%

Note: 1) BoP beginning of the period – 4Q12. 2) EP end of the period – 1Q13.  3) % Change 1Q13 versus 4Q12. 4)  1Q13 sales velocity. 5) projects cancelled during the period

20

Liquidity

The Gafisa Group ended the first quarter with R$1.4 billion in cash and cash equivalents, down from R$1.6 billion at the end of 4Q12. Net debt was R$2.5 billion at the end of 1Q13, a R$89.0 million increase from R$2.4 billion the end of 4Q12. As a result, consolidated cash generation (cash burn) was negative at approximately R$89.0 million in 1Q13. This quarter, the lowest volume of releases, and the disbursement of about U.S. $ 50mm acquisition of land acquired in 2012 and 2013 impacted the operating cash flow.

The net debt and investor obligations to equity and minorities ratio was 94% compared to 89% in 4Q12 and 114% in 1Q12. Excluding project finance, the net debt/equity ratio reached 19% from 20% in 4Q12 and 50% in the 1Q12.

The Company has access to a total of R$1.6 billion in construction finance lines contracted with banks and R$520 million of construction credit lines in the process of being approved. Also, Gafisa has R$3.1 billion available in construction finance lines of credit for future developments. The following tables provide information on the Company’s debt position:

Table 54. Indebtedness and Investor obligations
Type of obligation (R$000)	1Q13	4Q12	Q-o-Q (%)	1Q12	Y-o-Y (%)
Debentures - FGTS (A)	1.189.918	1.163.204	2,3%	1.244.225	-4,4%
Debentures - Working Capital (B)	584.890	572.699	2,1%	704.420	-17,0%
Project Financing SFH – (C)	790.881	704.758	12,2%	484.833	63,1%
Working Capital (D)	1.146.952	1.199.776	-4,4%	1.138.254	0,8%
Total (A)+(B)+(C)+(D) =(E)	3.712.641	3.640.437	2,0%	3.571.732	3,9%
Investor Obligations (F)	216.375	323.706	-33,2%	364.274	-40,6%
Total debt (E) + (F) = (G)	3.929.016	3.964.143	-0,9%	3.936.006	-0,2%
Cash and availabilities (H)	1.443.644	1.567.755	-7,9%	847.121	70,4%
Net debt (G)-(H) = (I)	2.485.372	2.396.388	3,7%	3.088.885	-19,5%
Equity + Minority Shareholders (J)	2.644.543	2.694.888	-1,9%	2.716.976	-2,7%
ND/Equity (I)/(J) = (K)	94%	89%	5,7%	114%	-1971bps
ND Exc. Proj Fin / Equity (I)-((A)+(C))/(J) = (L)	19%	20%	-2,7%	50%	-3097bps

The Gafisa Group ended the first quarter with R$3.9 billion of total debt, R$1.2 billion maturing in the next 12 months. However, it is worth mentioning that project finance accounts for 50% of this amount.

Table 55. Debt maturity
(R$million)	Average Cost (p.a.)	Total	Until Mar/14	Until Mar/15	Until Mar/16	Until Mar/17	After Mar/17
Debentures - FGTS (A)	TR + (9,54% - 10,09%)	1.189.918	241.925	247.993	350.000	150.000	200.000
Debentures - Working Capital (B)	CDI + (1,50% - 1,95%)	584.890	140.698	283.659	150.000	6.913	3.620
Project Financing SFH – (C)	TR + (8,30% - 11,50%)	790.881	200.618	373.449	160.448	40.684	15.682
Working Capital (D)	CDI + (1,30% - 3,04%)	1.146.952	410.715	331.764	250.182	137.711	16.580
Total (A)+(B)+(C)+(D) =(E)		3.712.641	993.956	1.236.865	910.630	335.308	235.882
Investors Obligations (F)	CDI + (0.235% - 1.00%) / IGPM +7.25%	216.375	184.819	15.133	9.885	5.399	1.139
Total debt (E) + (F) = (G)	9.33%	3.929.016	1.178.775	1.251.998	920.515	340.707	237.021
% due to corresponding period			30%	32%	23%	9%	6%

((A)+ (C)) / (G) Project finance as a % of Total debt due to corresponding periods		50%	38%	50%	55%	56%	91%
((B) + (D) + (F))/ (G) Corporate debt as a % of Total debt due to corresponding periods		50%	62%	50%	45%	44%	9%

Covenant Ratios

Table 56. Debenture covenants - 7th emission
1Q13
(Total receivables + Finished units) / (Total debt - Cash - project debt) >2 or <0	31,39
(Total debt - Project Finance debt - Cash) / (Equity + Min.) ≤ 75%	10,90%
(Total receivables + Revenues to be recognized + Inventory of finished units / Total debt - SFH + Obligations related to construction + costs to be incurred) > 1.5	1,81

Table 57. Debenture covenants - 5th emission (R$250 million)
1Q13
(Total debt – Project Finance debt - Cash) / Equity ≤ 75%	11,58%
(Total receivables + Finished units) / (Net debt) ≥ 2.2x	3,11

Note: Covenant status on September 30, 2012

21

Provisions

Tabela 58. Provisions

General Provisions	1Q13	4Q12	Change Q-o-Q	1Q12	Change Y-o-Y
Sales Cancellations (Dissolutions)	(62.267)	(66.673)	-7%	(115.385)	-46%
Nonperforming loans	(27.995)	(31.265)	-10%	(36.715)	-24%
Additional Charges	(38.728)	(40.385)	-4%	(97.728)	-60%
Negative Margins	(12.158)	(15.267)	-20%	(22.499)	-46%
Cancelations	(2.196)	(4.628)	-53%	(29.462)	-93%
Penalty for Delays	(34.886)	(36.249)	-4%	(62.397)	-44%
Impairment	(48.391)	(46.771)	3%	(87.774)	-45%
Contingencies	(187.318)	(192.318)	-3%	(154.317)	21%
Warranty	(60.472)	(55.377)	9%	(40.587)	49%
Total	(474.412)	(488.933)	-3%	(646.864)	-27%

22

OUTLOOK

First-quarter 2013 launches totaled R$308 million, a 34% decrease compared to 1Q12. The result represents 10% of the mid-point of full-year launch guidance of R$ 2.7 to R$ 3.3 billion and is broadly in keeping with the proportion of full-year launches historically occurring in the first quarter. Gafisa is expected to represent 42% of 2013 launches,  Alphaville 46% and Tenda the remaining 12%.

Table 58. Launch Guidance – 2013 Estimates

	Guidance (2013E)	Actual numbers 1Q13A
Consolidated Launches	R$2.7 – R$3.3 bi	307mn
Breakdown by Brand
Launches Gafisa	R$1.15 – R$1.35 bi	83mn
Launches Alphaville	R$1.3 – R$1.5 bi	111mn
Launches Tenda	R$250 – R$450 mn	114mn

Given the focus on cash generation in 2012, Gafisa enters 2013 with a comfortable liquidity position and capital structure, having restructured debt and diversified funding sources and cash facilities. As of March 31, 2013, the net debt and investor obligations to equity ratio was 94%.

Table 59. Guidance Leverage (2013E)

	Guidance (2013)	Actual number 1Q13A
Consolidated	95%	94%

The Company expects an adjusted EBITDA margin in the range of 12% - 14% in 2013, as margins continue to be impacted by (1) the resolution of Tenda legacy projects, including the delivery of around 7,000 units in 2013, and (2) the delivery of lower margin projects launched by Gafisa in non core markets, expected to be substantially concluded in 2013.

Tabela 60. Guidance Adjusted EBITDA Margin (2013E)

	Guidance (2013)	Actual number 1Q13A
Consolidated	12% - 14%	10%

The Gafisa Group plans to deliver between 13,500 and 17,500 units in 2013, of which 27% will be delivered by Gafisa, 46% by Tenda and the remaining 27% by Alphaville. Going forward, the Company expects to achieve full-year delivery guidance in line with an anticipated increase in deliveries in the coming quarters.

Table 61. Other Relevant Operational Indicators – Delivery Estimates 2013E

	Guidance (2013E)	Actual numbers 1Q13A
Consolidated Amounts	13,500 – 17,500	1,300
Delivery by Brand
# Gafisa Delivery	3,500 – 5,000	86
# Alphaville Delivery	3,500 – 5,000	419
# Tenda Delivery	6,500 – 7,500	795

23

CONSOLIDATED INCOME STATEMENT

R$000	1Q13	4Q12	Q-o-Q (%)	1Q12	Y-o-Y (%)
Net Operating Revenue	668.591	815.071	-18%	831.684	-20%
Operating Costs	(510.315)	(593.711)	-14%	(655.012)	-22%
Gross profit	158.276	221.360	-28%	176.672	-10%
Operating Expenses
Selling Expenses	(70.434)	(98.820)	-29%	(55.301)	27%
General and Administrative Expenses	(76.949)	(93.660)	-18%	(81.385)	-5%
Other Operating Rev / Expenses	(3.963)	(40.039)	-90%	(9.892)	-60%
Depreciation and Amortization	(10.297)	(35.396)	-71%	(17.443)	-41%
Equity	21.813	10.919		28.969
Operating results	18.446	(35.636)	-152%	41.620	-56%

Financial Income	23.531	17.958	31%	15.828	49%
Financial Expenses	(79.833)	(71.966)	11%	(65.895)	21%

Income (Loss) Before Taxes on Income	(37.856)	(89.644)	-58%	(8.447)	348%

Deferred Taxes	(4.657)	11.148	-142%	(3.781)	23%
Income Tax and Social Contribution	(2.984)	(4.683)	-36%	(12.472)	-76%

Income (Loss) After Taxes on Income	(45.497)	(83.179)	-45%	(24.700)	84%

Minority Shareholders	9.976	15.696	-36%	6.815	46%

Net Income (Loss)	(55.473)	(98.875)	-44%	(31.515)	76%

Note: The Income Statement reflects the impact of IFRS adoption, also for 2010.

24

CONSOLIDATED BALANCE SHEET

	1Q13	4Q12	Q-o-Q(%)	1Q12	Y-o-Y(%)
Current Assets
Cash and cash equivalents	1.443.644	1.567.755	-8%	847.121	70%
Receivables from clients	2.492.119	2.493.170	0%	2.980.105	-16%
Properties for sale	1.824.553	1.901.670	-4%	1.765.589	3%
Other accounts receivable	205.450	233.483	-12%	107.677	91%
Prepaid expenses and other	55.571	61.685	-10%	72.967	-24%
Properties for sale	141.644	139.359	2%	93.188	52%
Financial Instruments	7.800	9.224	-15%	10.391	-25%
	6.170.781	6.406.346	-4%	5.877.038	5%
Long-term Assets
Receivables from clients	740.058	820.774	-10%	1.013.663	-27%
Properties for sale	435.086	274.034	59%	644.996	-33%
Deferred taxes	5.920	10.443	-43%	10.443	-43%
Other	288.690	280.243	3%	254.945	13%
	1.469.754	1.385.494	6%	1.924.047	-24%
Intangible and Property and Equipment	278.738	276.232	1%	100.413	178%
Investments	611.101	646.590	-6%	867.170	-30%

Total Assets	8.530.374	8.714.662	-2%	8.768.668	-3%

Current Liabilities
Loans and financing	611.333	613.973	0%	680.767	-10%
Debentures	382.623	346.360	10%	348.577	10%
Obligations for purchase of land and advances from clients	501.918	503.889	0%	462.176	9%
Materials and service suppliers	153.896	154.763	-1%	125.474	23%
Taxes and contributions	197.124	222.578	-11%	243.799	-19%
Obligation for investors	184.819	161.373	15%	160.981	15%
Other	567.116	629.373	-10%	508.423	12%
	2.598.829	2.632.309	-1%	2.530.197	3%
Long-term Liabilities
Loans and financing	1.326.500	1.290.561	3%	942.320	41%
Debentures	1.392.185	1.389.543	0%	1.600.068	-13%
Obligations for purchase of land	67.444	70.194	-4%	96.328	-30%
Deferred taxes	79.405	80.375	-1%	86.783	-9%
Provision for contingencies	148.371	149.790	-1%	134.309	10%
Obligation for investors	31.556	162.333	-81%	203.293	-84%
Other	241.541	244.669	-1%	458.394	-47%
	3.287.002	3.387.465	-3%	3.521.495	-7%
Shareholders' Equity
Shareholders’ Equity	2.489.357	2.544.504		2.623.135
Non-controlling interests	155.186	150.384	3%	93.841	65%
	2.644.543	2.694.888	-2%	2.716.976	-3%
Liabilities and Shareholders' Equity	8.530.374	8.714.662	-2%	8.768.668	-3%

25

CASH FLOW

	1Q13	1Q12
Loss Before Taxes on Income	(37.856)	(8.447)
Expenses not affecting working capital	49.723	54.609
Depreciation and amortization	10.297	17.443
Impairment allowance	925	(4.282)
Expense on stock option plan	4.914	6.513
Penalty fee over delayed projects	(1.363)	11.186
Unrealized interest and charges, net	36.821	29.864
Deferred Taxes	(21.813)	(28.969)
Disposal of fixed asset	1.570	5.622
Warranty provision	2.870	1.015
Provision for contingencies	6.962	8.592
Profit sharing provision	12.547	13.327
Allowance (reversal) for doubtful debts	(9.966)	(2.965)
Profit / Loss from financial instruments	5.959	(2.737)
Clients	91.732	32.958
Properties for sale	(86.655)	79.421
Other receivables	(8.743)	27.184
Deferred selling expenses and prepaid expenses	6.114	(1.729)
Obligations on land purchases and advances from customers	(4.721)	(135.248)
Taxes and contributions	(24.246)	26.877
Trade accounts payable	(41.118)	17.488
Salaries, payroll charges	2.463	(211)
Other accounts payable	(9.654)	(41.442)
Assignment of credit receivables, net
Current account operations	44.908	(442)
Paid taxes	(4.192)	(12.471)
Cash used in operating activities	(22.245)	38.547
Investing activities
Purchase of property and equipment and deferred charges	(15.353)	(26.809)
Redemption of securities, restricted securities and loans	606.645	907.464
Investments in marketable securities, restricted securities and loans and securities, restricted securities and loans	(394.332)	(725.798)
Investments increase	(7.378)	(30.194)
Dividends receivables	2.000	0
Cash used in investing activities	191.582	124.663
Financing activities
Capital increase	0	0
Contributions from venture partners	(107.331)	(108.912)
Increase in loans and financing	304.899	247.458
Repayment of loans and financing	(269.516)	(139.640)
Assignment of credit receivables, net	(4.336)	0
Proceeds from subscription of redeemable equity interest in securitization fund	1.482	15.743
Operations of mutual	(6.333)	(7.422)
Dividends paid
Net cash provided by financing activities	(81.135)	7.227
Net increase (decrease) in cash and cash equivalents	88.202	170.437
Cash and cash equivalents
At the beginning of the period	587.956	69.548
At the end of the period	676.158	239.985
Net increase (decrease) in cash and cash equivalents	88.202	170.437

26

GAFISA SEGMENT INCOME STATEMENT

R$000	1Q13	4Q12	Q-o-Q (%)	1Q12	Y-o-Y (%)
Net Operating Revenue	367.284	340.819	8%	420.258	-13%
Operating Costs	(279.517)	(263.638)	6%	(328.449)	-15%
Gross profit	87.767	77.181	14%	91.809	-4%
Operating Expenses
Selling Expenses	(34.441)	(45.646)	-25%	(28.463)	21%
General and Administrative Expenses	(30.373)	(40.700)	-25%	(32.990)	-8%
Other Operating Rev / Expenses	(7.536)	(14.772)	-49%	(5.055)	49%
Depreciation and Amortization	(6.486)	(31.107)	-79%	(14.625)	-56%
Equity	2.850	2.169		10.618
Operating results	11.781	(52.875)	-122%	21.294	-45%

Financial Income	8.228	5.384	53%	5.106	61%
Financial Expenses	(60.325)	(45.525)	33%	(45.705)	32%

Loss Before Taxes on Income	(40.316)	(93.016)	-57%	(19.305)	109%

Deferred Taxes	(15)	6.795	-100%	555	-103%
Income Tax and Social Contribution	(2.900)	(8.596)	-66%	(10.277)	-72%

Loss After Taxes on Income	(43.231)	(94.817)	-54%	(29.027)	49%

Minority Shareholders	(2.738)	(298)	819%	(6.616)	-59%

Net Loss	(40.493)	(94.519)	-57%	(22.411)	81%

27

ALPHAVILLE  SEGMENT INCOME STATEMENT

R$000	1Q13	4Q12	Q-o-Q (%)	1Q12	Y-o-Y (%)
Net Operating Revenue	161.042	280.325	-43%	117.580	37%
Operating Costs	(80.910)	(144.703)	-44%	(51.774)	56%
Gross profit	80.132	135.622	-41%	65.806	22%
Operating Expenses
Selling Expenses	(15.214)	(27.594)	-45%	(6.545)	132%
General and Administrative Expenses	(23.944)	(21.286)	12%	(21.485)	11%
Other Operating Rev / Expenses	6.694	(7.275)	-192%	-	0%
Depreciation and Amortization	(888)	(640)	39%	(542)	64%
Equity pick up	(146)	7.732		3.092
Operating results	46.634	86.559	-46%	40.326	16%

Financial Income	4.601	2.818	63%	3.010	53%
Financial Expenses	(11.737)	(18.355)	-36%	(12.585)	-7%

Income Before Taxes on Income	39.498	71.022	-44%	30.751	28%

Deferred Taxes	(2.183)	2.023	-208%	-	0%
Income Tax and Social Contribution	978	(1.939)	-150%	(2.449)	-140%

Income After Taxes on Income	38.293	71.106	-46%	28.302	35%

Minority Shareholders	9.420	14.475	-35%	6.676	41%

Net Income	28.873	56.631	-49%	21.626	34%

28

TENDA SEGMENT INCOME STATEMENT

R$000	1Q13	4Q12	Q-o-Q (%)	1Q12	Y-o-Y (%)
Net Operating Revenue	140.265	193.927	-28%	293.846	-52%
Operating Costs	(149.888)	(185.370)	-19%	(274.789)	-45%
Gross profit	(9.623)	8.557	-212%	19.057	-150%
Operating Expenses
Selling Expenses	(20.779)	(25.580)	-19%	(20.293)	2%
General and Administrative Expenses	(22.632)	(31.674)	-29%	(26.910)	-16%
Other Operating Rev / Expenses	(3.121)	(17.992)	-83%	(4.837)	-35%
Depreciation and Amortization	(2.923)	(3.649)	-20%	(2.276)	28%
Equity	19.109	1.018		15.259
Operating results	(39.969)	(69.320)	-42%	(20.000)	100%

Financial Income	10.702	9.756	10%	7.712	39%
Financial Expenses	(7.771)	(8.086)	-4%	(7.605)	2%

Loss Before Taxes on Income	(37.038)	(67.650)	-45%	(19.893)	86%

Deferred Taxes	(2.459)	2.330	-206%	(4.336)	-43%
Income Tax and Social Contribution	(1.062)	5.852	-118%	254	-518%

Loss After Taxes on Income	(40.559)	(59.468)	-32%	(23.975)	69%

Minority Shareholders	3.294	1.519	117%	6.755	-51%

Net Loss	(43.853)	(60.987)	-28%	(30.730)	43%

29

GAFISA  SEGMENT BALANCE SHEET

	1Q13	4Q12	Q-o-Q(%)	1Q12	Y-o-Y(%)
Current Assets
Cash and cash equivalents	375.900	473.540	-21%	173.369	117%
Receivables from clients	1.334.583	1.272.709	5%	1.895.208	-30%
Properties for sale	852.829	862.567	-1%	745.425	14%
Other accounts receivable	207.058	207.034	0%	277.098	-25%
Prepaid expenses	44.623	49.660	-10%	54.710	-18%
Properties for sale	15.900	14.000	14%	65.969	-76%
Financial Instruments	4.747	5.088	-7%	6.219	-24%
	2.835.640	2.884.598	-2%	3.217.998	-12%
Long-term Assets
Receivables from clients	318.170	354.058	-10%	319.458	0%
Properties for sale	278.756	203.110	37%	366.088	-24%
Financial Instruments	3.470	5.480	-37%	5.480	-37%
Other	206.898	200.107	3%	182.937	13%
	807.294	762.755	6%	873.963	-8%
Intangible and Property and Equipment	64.877	60.723	7%	53.513	21%
Investments	2.860.106	2.923.018	-2%	2.986.001	-4%

Total Assets	6.567.917	6.631.094	-1%	7.131.475	-8%

Current Liabilities
Loans and financing	386.506	382.541	1%	590.625	-35%
Debentures	208.164	184.279	13%	171.716	21%
Obligations for purchase of land and advances from clients	293.004	302.730	-3%	248.664	18%
Materials and service suppliers	75.507	58.011	30%	70.045	8%
Taxes and contributions	68.071	71.973	-5%	112.993	-40%
Obligation for investors	114.814	116.886	-2%	117.064	-2%
Other	628.990	589.479	7%	542.844	16%
	1.775.056	1.705.899	4%	1.853.951	-4%
Long-term Liabilities
Loans and financing	956.957	910.867	5%	735.965	30%
Debentures	992.262	989.620	0%	1.150.283	-14%
Obligations for purchase of land	64.058	70.397	-9%	94.179	-32%
Deferred taxes	63.954	63.939	0%	63.225	1%
Provision for contingencies	68.675	69.797	-2%	73.756	-7%
Obligation for investors	19.535	119.535	-84%	129.721	-85%
Other	102.835	122.878	-16%	363.254	-72%
	2.268.276	2.347.033	-3%	2.610.383	-13%
Shareholders' Equity
Shareholders' Equity	2.489.356	2.544.504	-2%	2.623.135	-5%
Non-controlling interests	35.229	33.658	5%	44.006	-20%
	2.524.585	2.578.162	-2%	2.667.141	-5%
Liabilities and Shareholders' Equity	6.567.917	6.631.094	-1%	7.131.475	-8%

30

TENDA  SEGMENT BALANCE SHEET

	1Q13	4Q12	Q-o-Q(%)	1Q12	Y-o-Y(%)
Current Assets
Cash and cash equivalents	770.129	774.690	-1%	514.620	50%
Receivables from clients	840.168	916.262	-8%	942.341	-11%
Properties for sale	723.533	814.422	-11%	833.077	-13%
Other accounts receivable	307.613	245.512	25%	209.141	47%
Prepaid expenses	10.785	11.861	-9%	18.257	-41%
Properties for sale	125.743	125.360	0%	27.219	362%
	-	-	0%	-	0%
Long-term Assets	2.777.971	2.888.107	-4%	2.544.655	0
Receivables from clients
Properties for sale	27.396	88.999	-69%	366.917	-93%
Deferred Taxes	116.613	26.593	339%	251.691	-54%
Other	-	0	0%	-	0%
	77.417	75.297	3%	73.724	5%
Intangible and Property and Equipment	221.426	190.889	16%	692.332	-68%
Investments	31.865	33.686	-5%	40.255	-21%
	210.600	192.488	9%	186.427	13%
Total Assets
	3.241.862	3.305.170	-2%	3.463.669	-6%
Current Liabilities
Loans and financing
Debentures	133.068	155.745	-15%	32.760	306%
Obligations for purchase of land and advances from clients	174.459	162.081	8%	176.861	-1%
Materials and service suppliers	108.675	135.238	-20%	180.035	-40%
Taxes and contributions	30.849	29.646	4%	36.167	-15%
Obligation for investors	82.916	95.617	-13%	113.268	-27%
Other		0	0%	-	0%
	136.528	134.149	2%	726.714	-81%
Long-term Liabilities	666.495	712.476	-6%	1.265.805	-47%
Loans and financing
Debentures	216.418	197.367	10%	101.849	112%
Obligations for purchase of land	399.923	399.923	0%	449.784	-11%
Deferred taxes	3.386	0	0%	4	84550%
Provision for contingencies	10.956	8.497	29%	12.452	-12%
Obligation for investors	63.951	64.373	-1%	45.650	40%
Other	-	0	0%	-	0%
	45.009	41.915	7%	67.055	-33%
Shareholders' Equity	739.643	712.075	4%	676.794	9%
Shareholders' Equity
Non-controlling interests	1.797.550	1.845.739	-3%	1.498.661	20%
	38.174	34.880	9%	22.409	70%
Liabilities and Shareholders' Equity	1.835.724	1.880.619	-2%	1.521.070	21%

31

ALPHAVILLE  SEGMENT BALANCE SHEET

	1Q13	4Q12	Q-o-Q(%)	1Q12	Y-o-Y(%)
Current Assets
Cash and cash equivalents	297.614	319.524	-7%	159.132	87%
Receivables from clients	317.369	304.199	4%	142.556	123%
Properties for sale	248.192	228.367	9%	187.087	33%
Other accounts receivable	22.388	33.038	-32%	26.750	-16%
Deferred selling expenses	163	163	0%	-	0%
Prepaid Expenses	-	0	0%	-	0%
Properties for sale	-	0	0%	-	0%
Financial Instruments	3.053	4.136	-26%	4.172	-27%
	888.779	889.427	0%	519.697	71%
Long-term Assets
Receivables from clients	394.492	377.717	4%	327.288	21%
Properties for sale	39.717	44.330	-10%	27.217	46%
Financial Instruments	2.450	4.963	-51%	4.963	-51%
Other	6.479	6.469	0%	-1.716	-478%
	443.138	433.479	2%	357.752	24%
Intangible and Property and Equipment	11.062	10.400	6%	6.645	66%
Investments	49.617	48.756	2%	73.461	-32%

Total Assets	1.392.596	1.382.062	1%	957.555	45%

Current Liabilities
Loans and financing	91.760	75.687	21%	57.382	60%
Debentures	-	0	0%	-	0%
Obligations for purchase of land and advances from clients	100.238	65.921	52%	33.477	199%
Materials and service suppliers	47.540	67.107	-29%	19.262	147%
Taxes and contributions	46.137	54.988	-16%	17.538	163%
Obligation for investors	70.005	44.487	57%	43.917	59%
Other	133.207	157.844	-16%	186.154	-28%
	488.887	466.034	5%	357.730	37%
Long-term Liabilities
Loans and financing	153.125	182.327	-16%	104.506	47%
Debentures	-	0	0%	-	0%
Obligations for purchase of land	-	0	0%	2.145	-100%
Deferred taxes	4.495	7.939	-43%	11.105	-60%
Provision for contingencies	15.745	15.620	1%	14.903	6%
Obligation for investors	12.021	42.797	-72%	73.572	-84%
Other	132.959	115.363	15%	39.955	233%
	318.345	364.046	-13%	246.186	29%
Shareholders' Equity
Shareholders' Equity	455.711	426.575	7%	282.911	61%
Non-controlling interests	129.653	125.407	3%	70.728	83%
	585.364	551.982	6%	353.639	66%
Liabilities and Shareholders' Equity	1.392.596	1.382.062	1%	957.555	45%

32

GLOSSARY

Affordable Entry Level

Residential units targeted to the mid-low and low income segments with prices below R$200 thousand per unit.

Backlog of Results

As a result of the Percentage of Completion Method of recognizing revenues, we recognize revenues and expenses over a multi-year period for each residential unit we sell. Our backlog of results represents revenues minus costs that will be incurred in future periods from past sales.

Backlog of Revenues

As a result of the Percentage of Completion Method of recognizing revenues, we recognize revenues over a multi-year period for each residential unit we sell. Our backlog represents revenues that will be incurred in future periods from past sales.

Backlog Margin

Equals to “Backlog of Results” divided “Backlog of Revenues” to be recognized in future periods.

Land Bank

Land that Gafisa holds for future development paid either in Cash or through swap agreements. Each decision to acquire land is analyzed by our investment committee and approved by our Board of Directors.

LOT (Urbanized Lots)

Land subdivisions, or lots, with prices ranging from R$150 to R$600 per square meter

PoC Method

Under Brazilian GAAP, real estate development revenues, costs and related expenses are recognized using the percentage-of-completion (“PoC”) method of accounting by measuring progress towards completion in terms of actual costs incurred versus total budgeted expenditures for each stage of a development.

Pre-sales

Contracted pre-sales are the aggregate amount of sales resulting from all agreements for the sale of units entered into during a certain period, including new units and units in inventory. Contracted pre-sales will be recorded as revenue as construction progresses (PoC method). There is no definition of "contracted pre-sales'' under Brazilian GAAP.

PSV

Potential Sales Value.

SFH Funds

Funds from SFH are originated from the Governance Severance Indemnity Fund for Employees (FGTS) and from savings accounts deposits. Banks are required to invest 65% of the total savings accounts balance in the housing sector, either to final customers or developers, at lower interest rates than the private market.

Swap Agreements

A system in which we grant the land-owner a certain number of units to be built on the land or a percentage of the proceeds from the sale of units in such development in exchange for the land. By acquiring land through this system, we intend to reduce our cash requirements and increase our returns.

Operating Cash Flow

Operating cash flow (non-accounting)

ABOUT GAFISA

Gafisa is a leading diversified national homebuilder serving all demographic segments of the Brazilian market. Established over 57 years ago, we have completed and sold more than 1,000 developments and built more than 12 million square meters of housing only under Gafisa’s brand, more than any other residential development company in Brazil. Recognized as one of the foremost professionally managed homebuilders, "Gafisa" is also one of the most respected and best-known brands in the real estate market, recognized among potential homebuyers, borrowers, lenders, landowners, competitors, and investors for its quality, consistency, and professionalism. Our pre-eminent brands include Tenda, serving the affordable/entry level housing segment, and Gafisa and Alphaville, which offer a variety of residential options to the mid to higher-income segments. Gafisa S.A. is traded on the Novo Mercado of the BM&FBOVESPA (BOVESPA:GFSA3) and on the New York Stock Exchange (NYSE:GFA).

(1) A Gafisa, neste 57 anos citados, fez e entregou muitos edificios comerciais no Rio e em São Paulo. Nos anos 70, o volume de comerciais em SP superava os de residências.

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of Gafisa. These are merely projections and, as such, are based exclusively on the expectations of management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Brazilian economy and the industry, among other factors; therefore, they are subject to change without prior notice.

The third-quarter financial statements were prepared and are being presented in accordance with the accounting practices adopted in Brazil (“Brazilian GAAP”), required for the years ended December 31, 2009. Therefore, they do not consider the early adoption of the technical pronouncements issued by CPC in 2009, approved by the Federal Accounting Council (“CFC”), required beginning on January 1, 2010. On November 10, 2009 the CVM, issued the deliberation nº 603 changed by deliberation nº 626, which provides the option for listed Companies to present 2010 quarterly information based on accounting practices in force at December 31, 2009. The scope of the works of our independent auditors does not include, the review non-financial information included in the earnings release, such as sales volume, value of sales, revenues to be recognized and costs to be incurred, among other non-accounting information, as well as absolute values or percentage derived from this information.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: May 13, 2013

Gafisa S.A.

By:	/s/ Alceu Duílio Calciolari
Name: Alceu Duílio Calciolari Title: Chief Executive Officer